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                                                                    Exhibit 99.3

                              AMENDED AND RESTATED
                              EMPLOYMENT AGREEMENT


         THIS AMENDED AND RESTATED EMPLOYMENT AGREEMENT amends and restates, as of July 31, 1999, that Amended and Restated Employment Agreement made and entered into as of January 1, 1998, by and between Donald P. Francis, a resident of California ("Francis"), and VaxGen Inc., a Delaware corporation (the "Company").

                              W I T N E S S E T H:

         WHEREAS, the Company desires to continue to employ Francis as its President and Francis desires to be so employed; and

         WHEREAS, the Company and Francis desire to set forth in writing the terms of their agreement with respect to Francis's continued employment; and

         WHEREAS, the Company and Francis desire to amend and restate Section 16 of the Amended and Restated Employment Agreement executed by and between Francis and the Company as of January 1, 1998 to clarify the terms therein contained; and

         WHEREAS, this Agreement replaces and supersedes the Amended and Restated Employment Agreement executed by and between Francis and the Company as of January 1, 1998:

         NOW, THEREFORE, in consideration of the promises and of the mutual covenants contained herein, the parties agree as follows:

         1. Employment. The Company hereby employs Francis as its President and Francis hereby accepts such employment upon the terms and conditions set forth in this Agreement.

         2. Term. Francis's employment, which began on January 4, 1996, will continue for a term ending December 31, 2002. Thereafter, Francis's employment will be automatically renewed for successive one-year terms, unless notice of termination is given by either party to the other at least thirty days before the expiration of the then current term.

         3. Business Plan. The Business Plan of the Company will be to develop, test, and market a vaccine for human immune deficiency virus (HIV).

         4. Duties. Francis will perform such executive and administrative duties consistent with his position as President of the Company as are reasonably assigned to him by the Board and will be given such executive and administrative powers and authority as may be needed to carry out those duties, and as are consistent with the office of the President as set forth in the Charter and Bylaws of the Company. Francis will be responsible as President for scientific strategy, clinical testing, regulatory


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activities, and day-to-day management of the Company. Francis will also be
Chairman of the Scientific Advisory Board to the Company. The Company will provide to Francis an office and staff in South San Francisco as are required for the performance of his duties. Francis agrees to serve as Director of the Company and the Company agrees to cause Francis to be elected to the Board of Directors.

         5. Compensation. The Company will pay Francis an annual base salary of $250,000, commencing January 1, 1998. Francis's annual base salary will be payable in equal installments not less frequently than monthly. Francis will have the opportunity for an annual bonus of up to 30% of annual salary, such bonus to be determined by the Board of Directors. Payment of the bonus will occur within 30 days of the first Board meeting of each calendar year.

         6. Expenses. The Company will reimburse Francis for travel, entertainment and other expenses reasonably incurred by him in connection with his employment under this Agreement upon presentation of appropriate vouchers or receipts.

         7. Benefits. During the terms of his employment, Francis will be entitled to the fringe benefits that are generally made available to all employees of the Company.

         8. Early Termination of Employment. Employment under this Agreement will terminate prior to expiration of the term upon any of the following:

               (a) Death. Francis's employment hereunder shall terminate upon his death.

               (b) Disability. The Company may terminate Francis's employment hereunder if he has been unable to perform his duties hereunder for a period of six consecutive months and if he has not resumed on a full-time basis the performance of such duties within thirty days after written notice from the Company of its intent to terminate his employment due to disability.

               (c) Cause. The Company may terminate Francis's employment hereunder for Cause. For purposes of this Agreement, the term "Cause" means (i) willful and repeated failure by Francis to perform his duties hereunder which is not remedied within thirty days after written notice from the Company, (ii) conviction of Francis for a felony, or (iii) Francis's dishonesty that is demonstrably and materially injurious to the Company.

               (d) Termination by Francis. Francis may terminate his employment hereunder for Good Reason. For purposes of this Agreement, the term "Good Reason" shall mean (i) the Company substantially reducing Francis's duties, position, authority or responsibility hereunder and not reinstating the same within thirty days after written notice from Francis, or (ii) breach by the Company of its obligations under paragraphs 4 through 8 hereof if not remedied within thirty days after written notice from Francis, (iii) reduction of Francis's compensation, (iv) change of control of the Company (see Section 18),
(v) Francis's loss of board position.


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               (e) Termination without Cause. The Company shall be obligated, if termination by the Company occurs without cause or if termination by Francis for Good Reason occurs, to pay in full all compensation due for the remaining duration of this contract within 10 days of the notice of termination.

         9.    Restrictive Covenants.

               (a) Confidential Information. Francis acknowledges that, during the course of his employment with the Company, he will have access to confidential information and biological materials not generally known outside the Company (whether conceived or developed by Francis or others) and confidential information and biological materials entrusted to the Company by third parties, including, without limitation, trade secrets, techniques, formulae, biological materials, marketing and other business plans, data, strategies and forecasts (collectively, "Confidential Information"). Any Confidential Information conceived or developed by Francis during employment will be the exclusive property of the Company. Except as may be necessary in connection with the Company's business, Francis will not (during or after his employment with the Company) disclose Confidential Information to any third person, firm or entity or use Confidential Information for his own purposes or for the benefit or any third person, firm or entity. In his work for the Company, Francis will refrain from unauthorized use or disclosure of information and biological materials owned by former employers or other third parties.

               (b) Inventions. Francis will promptly disclose to the Company any discoveries, inventions, formulae and techniques, whether or not patentable, made, conceived or first reduced to practice by him, either alone or together with others, during his employment with the Company (collectively, the "Inventions"). Francis hereby assigns to the Company all of his right, title and interest in and to any Inventions. Francis will execute such documents and take such other actions as may be reasonably requested by the Company (at the Company's expense) to enable the Company to apply for, obtain, maintain and enforce patents on any of the Inventions or to facilitate the transfer or assignment of any of the Company's rights with respect to the Inventions and patents.

               (c) Company Documents. Upon the termination of his employment, Francis will deliver to the Company all documents and other tangible property containing Confidential Information which are then in his possession or control.

               (d) Covenant Not to Compete. Francis acknowledges that his duties hereunder and the services he will provide to the Company are of a special, unique, unusual and extraordinary character, which gives this Agreement particular value to the Company, and that it would be difficult to employ any individual or individuals to replace Francis in the performance of such duties and services. Therefore, during employment and for a period of one year after the termination of his employment with the Company, Francis will not, directly or indirectly, enter into, organize, control, engage in, be employed by, serve as a consultant to, be an officer or director of or have any direct or indirect investment in any business, person, partnership, association, firm or corporation


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engaged in any business activity (including, but not limited to, research, development, manufacturing, selling, leasing, licensing or providing services) which is competitive with the business and/or scientific activities that the Company is developing or exploiting during Francis's employment with the Company. Nothing contained in this Agreement shall be construed to prevent Francis from owning at any time, directly or indirectly, as much as 5% of any class of equity securities issued by any corporation or other entity which are publicly traded and registered under the Securities and Exchange Act of 1934, as amended.

               (e) Miscellaneous. The restrictive covenants set forth in the preceding Section 9(d) will not be applicable or enforceable if Francis's employment is terminated prior to the expiration of the term of this Agreement either by the Company without Cause and for disability pursuant to subparagraph 8(b) or by Francis for Good Reason.

         10. Indemnification. The Company will indemnify Francis to the fullest extent permitted by law and will hold harmless from and against any claim, liability or expense (including reasonable attorneys' fees) made against or incurred by Francis in connection with his relationship with the Company. This obligation will include, without limitation, prompt payment in advance of any and all costs of defending the same, including attorney fees.

         11. No Impediment to Agreement. Except as otherwise disclosed herein, Francis hereby represents to the Company that he is not, as of the date hereof, and will not be, during employment with the Company, employed under contract, oral or written, by any other person, firm or entity and is not and will not be bound by the provisions of any restrictive covenant or confidentiality agreement which would constitute an impediment to, or restriction upon, his ability to enter into this Agreement and to perform the duties of his employment.

         12. Notices. Any notice under this Agreement must be in writing and will be deemed to have been given when personally delivered or mailed by first-class or express mail to the recipient at the following address (or such other address as shall be specified by prior written notice):

         To the Company:                     VaxGen, Inc.
                                             1000 Marina Blvd., Suite 200
                                             Brisbane, CA 94005
         Copy to:



         To Donald Francis:                  Dr. Donald Francis
                                             VaxGen, Inc.
                                             1000 Marina Blvd., Suite 200
                                             Brisbane, CA 94005


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         13.   Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law. If any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or the interpretation of this Agreement in any other jurisdiction.

         14. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the law of conflicts.

         15. Successors and Assigns. The services and duties to be performed by Francis hereunder are personal and may not be assigned. This Agreement shall be binding upon and inure to the benefit of the Company, its successors and assigns, and Francis, his heirs and representatives.

         16. Success Bonus. In recognition of the success of the Company, Francis shall receive a one-time success bonus. Success shall be considered to have been achieved if either of the following tests is met (either of which shall be an Event of Success): (i) the public market valuation of a share of the Company's common stock, as computed on a 30 day trailing average based on the average of the daily closing price of the Company's Common Stock over such period as reported by the Nasdaq Stock Market, is equal to or greater than four
(4) times the valuation of the initial private placement ($7.00 per share, as adjusted for the April 1999 reverse stock split); or (ii) there is an acquisition of the Company through tender offer or otherwise in which all shareholders have the opportunity to participate and realize a value equal to or greater than four (4) times the valuation of the initial private placement ($7.00 per share, as adjusted for the April 1999 reverse stock split). The Compensation Committee shall notify Francis when an Event of Success has occurred. Upon the occurrence of an Event of Success, Francis shall be entitled to receive a success bonus of 125,000 shares of common stock (as adjusted for the April 1999 reverse stock split). All share and price figures set forth in this provision shall be adjusted proportionately for stock splits, reverse stock splits, dividends, combinations, consolidations or subdivisions of shares of the Company's capital stock.

         17. Change of Control. In the event following the closing of the original public offering or private financing, the Company undergoes a change of control by virtue of any person or entity, or affiliated group of persons or entities, increasing its shareholding in the Company to a level of 50% or more of the voting stock of the Company, this Agreement shall terminate and all salary obligations to Francis outstanding in this Agreement shall be paid in full.

         18. Complete Agreement. This Agreement constitutes the entire agreement between the parties concerning the subject matter hereof and supersedes all prior agreements between the parties concerning the subject matter hereof.


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         19.   Waiver. Failure by either party to insist upon strict adherence to any one or more of the provisions of this Agreement on one or more occasions shall not be construed as a waiver, nor shall it deprive that party of the right to require strict compliance thereafter.

         20. Survival. The obligations set forth in paragraphs 10(a) and 11 shall survive termination of this Agreement.

         21. Amendments. No amendment hereto, or waivers or releases of obligations or liabilities hereunder, shall be effective unless agreed to in writing by the parties hereto.

         22. Withholding. The Company may deduct and withhold from the payments to be made to Francis hereunder any amounts required to be deducted and withheld by the Company under the provisions of any statute, law, regulation or ordinance now or thereafter enacted.

         IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date first above written.

VaxGen, Inc.



By: /s/ ROBERT C. NOWINSKI
   -----------------------------
Its: Chairman
   -----------------------------


/s/ DONALD P. FRANCIS
-----------------------------
Donald P. Francis


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